UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Baldwin & Lyons, Inc.
(Name of Issuer)

Common Stock – Class B
(Title of Class of Securities)

057755209
(CUSIP Number)

Michael S. Emanuel, Esq.
c/o Loeb Partners Corporation
61 Broadway, New York, N.Y. 10006 (212) 483-7047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240,13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	057755209

1. Name of Reporting Person	Loeb Partners Corporation

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	-0-

8. Shared Voting Power	179,780

9. Sole Dispositive Power	-0-

10. Shared Dispositive Power	179,780

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	179,780

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	1.43%

14. Type of Reporting Person	BD, IA, CO

CUSIP No.	057755209

1. Name of Reporting Person	Loeb Arbitrage Fund

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	New York
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	215,519

8. Shared Voting Power	-0-

9. Sole Dispositive Power	215,519

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	215,519

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	1.71%

14. Type of Reporting Person	PN

CUSIP No.	057755209

1. Name of Reporting Person	Loeb Offshore Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	49,084

8. Shared Voting Power	-0-

9. Sole Dispositive Power	49,084

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	49,084

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.4%

14. Type of Reporting Person	CO

CUSIP No.	057755209

1. Name of Reporting Person	Loeb Arbitrage B Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	83,315

8. Shared Voting Power	-0-

9. Sole Dispositive Power	83,315

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	83,315

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.66%

14. Type of Reporting Person	PN

CUSIP No.	057755209

1. Name of Reporting Person	Loeb Offshore B Fund Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	33,994

8. Shared Voting Power	-0-

9. Sole Dispositive Power	33,994

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	33,994

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.3%

14. Type of Reporting Person	CO

CUSIP No.	057755209

1. Name of Reporting Person	Loeb Marathon Fund LP

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	67,141

8. Shared Voting Power	-0-

9. Sole Dispositive Power	67,141

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	67,141

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.53%

14. Type of Reporting Person	CO

CUSIP No.	057755209

1. Name of Reporting Person	Loeb Marathon Offshore Fund, Ltd.

I.R.S. Identification No. of Above Person

2. Check the Appropriate Box if a Member of a Group	(a) ☒
(b) ☐

3. SEC Use Only

4. Source of Funds	WC, O

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6. Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power	45,311

8. Shared Voting Power	-0-

9. Sole Dispositive Power	45,311

10. Shared Dispositive Power	-0-

11. Aggregate Amount of Beneficially Owned by Each Reporting Person	45,311

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13. Percent of Class Represented by Amount in Row (11)	0.4%

14. Type of Reporting Person	CO

Item 1.	Security and Issuer

The title and class of equity security to which this Statement relates is the Common Stock – Class B, (the “Common Stock”), of Baldwin & Lyons, Inc. The address of the Issuer’s principal executive offices is 1099 North Meridian Street, Indianapolis, Indiana 46204.

Item 2.	Identity and Background

All entities referenced herein are located at 61 Broadway, New York, New York 10006 and are investment partnerships or investment advisors. Loeb Arbitrage Fund (“LAF”) is a New York limited partnership. Its general partner is Loeb Arbitrage Management LLC (“LAM”), a Delaware limited liability company. Loeb Arbitrage B Fund LP (“LAFB”), is a Delaware limited partnership. Its investment manager is LAM. The President of these general partners is Gideon J. King. The other officers of LAM include Thomas L. Kempner, Chairman of the Board; Michael S. Emanuel, Vice President and Secretary; Peter A. Tcherepnine, Vice President and Edward J. Campbell, Vice President. Loeb Partners Corporation (“LPC”), is a Delaware corporation. It is a registered broker/dealer and a registered investment adviser. Thomas L. Kempner is its President, Chief Executive Officer and a director. Gideon J. King is Executive Vice President. The other officers listed above are also officers of LPC. Loeb Holding Corporation (“LHC”), a Maryland corporation, is the sole stockholder of LAM and LPC. Thomas L. Kempner is its President and a director as well as its Chief Executive Officer and majority stockholder. Bruce L. Lev, Norman N. Mintz and Peter A. Tcherepnine are also directors. Loeb Offshore Fund, Ltd. (“LOF”) and Loeb Offshore B Fund Ltd. (“LOFB”), are each a Cayman Islands exempted company. Loeb Offshore Management, LLC (“LOM”) is a Delaware limited liability company, a registered investment adviser and is wholly owned by Loeb Holding Corporation. It is the investment adviser of LOF and LOFB. Gideon J. King and Thomas L. Kempner are Directors of LOF and LOFB and Managers of LOM. Loeb Marathon Fund, LP (“LMF”) is a Delaware limited partnership whose general partner is LAM. Loeb Marathon Offshore Fund Ltd. (“LMOF”), is a Cayman Islands exempted company. LOM is the investment adviser of LMOF. All of the individuals named in this Item 2 are United States citizens. None of the entities or individuals named in this Item 2 have been, within the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Compensation

Shares of Common Stock were acquired by LAF, LPC**, LOF, LMF, LMOF, LAFB and LOFB in margin accounts maintained with prime brokers.

Item 4.	Purpose of Transaction

LAF, LPC**, LOF, LMF, LMOF, LAFB and LOFB (“Loeb”) have acquired shares of Common Stock for investment purposes. Loeb reserves the right, consistent with applicable law, to acquire additional securities of the Issuer (whether through open market purchases, block trades, private acquisitions, tender or exchange offers or otherwise).

Loeb intends to review its investment in the Issuer on a continuing basis and may engage in discussions with management or the Board of Directors of the Issuer concerning the business and future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, Loeb may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representations, making proposals to the Issuer concerning the capitalization of the Issuer, purchasing additional Common Stock and other securities of the Issuer, selling some or all of its Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock of the Issuer or changing its intention partially or entirely with respect to any and all matters referred to in Item 4.

Below is a copy of a letter that was sent today to the Board of Directors and the Management Team of the Issuer:

Dear Gentlemen:

Loeb Partners Corporation (“LPC”) and affiliates own approximately 5.4% of the outstanding Class B shares of Baldwin & Lyons (“BWINB”). We believe that the capital allocation process at BWINB is flawed and has resulted in poor stock performance. BWINB has accumulated substantial excess capital. Our analysis suggests that BWINB sells substantially below its intrinsic value. While dividend payouts in small measure address the capital surplus, it is obvious to us that our management team and Board have not been successful in formulating a plan to deploy the excess capital of the company. Further, we are worried about an investment process that has led the company to have the majority of its limited partnership investments (as of 12/31/07) with affiliated entities. We think Baldwin & Lyons is an opportunity that is being squandered by a Board and management team that does not seem able to take steps to create value for owners.

When juxtaposed with specialty insurance companies of comparable size (see below), BWINB appears overcapitalized to the point of sheer imprudence. On a premiums written to statutory surplus basis BWINB’s 2007 quotient comes to just 36% while the peer average is 125%. The company admits its level of overcapitalization in its 2007 10-K report to the SEC:

“Net premiums written by the Company’s U.S. insurance subsidiaries for 2007 equaled approximately 36% of the combined statutory surplus of these subsidiaries. Premium writings of 100% to 200% of surplus are generally considered acceptable by regulatory authorities. Further, the statutory capital of each of the insurance subsidiaries substantially exceeds minimum risk based capital requirements set by the National Association of Insurance Commissioners. Accordingly, the Company has the ability to significantly increase its business without seeking additional capital to meet regulatory guidelines.”

The peer group, as demonstrated below, is writing 3.5x on average more premium per dollar of surplus. This implies, using admittedly rough math, that our company could write $590 million of annual premium versus its 2007 production of $170 million. The additional premium of $420 million, if written under a combined ratio of 95%, would produce an incremental $1 per share of EPS. This $1 would most likely be capitalized at between 8x and 12x, producing enormous upside for our stock! BWINB has not yet capitalized on this mathematical dynamic with a shrewd acquisition and we have come to doubt the ability of this Board and management team to execute on such a plan. In fact, the one quasi-acquisition that BWINB has made, Paladin Catastrophe Management (“Paladin”), has been lackluster. Shareholder time is being wasted and shareholder opportunity is being squandered.

Alternatively, if BWINB were to reduce its statutory surplus to a level in line with the peers below then, by our estimation, $22 of excess capital could be returned to shareholders in the form of a special dividend. Following such a return of capital the company would enjoy a return-on-equity in excess of 20% by our calculations. Perhaps under this circumstance we would no longer trade at such an anemic multiple of book value. BWINB is currently trading at .9x our estimate of 2008 book value of $25. This dividend example may seem extreme but the simple mathematics comparing BWINB’s statutory surplus to peers brings to light just how much value can be created in short order.

Once again, under virtually any metric, BWINB is imprudently capitalized. Metrics such as invested assets over reserves less reinsurance (adjusted reserves) and debt to capital paint the same picture. We are not blind to the concept that customer concentration and the inherent cyclicality of the trucking insurance business may necessitate a moderate amount of over-capitalization, yet we think that even if our above mathematics are crude and perhaps off in certain respects, the broad and obvious facts about our balance sheet profile suggest that something is profoundly wrong with our capitalization. If our business lines are so cyclical and customer concentration is so severe that this kind of value-destroying overcapitalization is somehow mandated (we would hardly believe that such an assertion has any merit), then we should by all means sell our company to a larger entity that will pay us a premium for our long history of underwriting profits and our over-capitalization. Why, under any rational scenario, should a company writing less than $200 million of premium carry a rating of A+ from A.M. Best? An insurer with a larger balance sheet should control this business if such a rating is an absolute must.

The Board’s current state of stasis is not acceptable. As shown in the chart below, the total return on BWINB stock has underperformed all the peers over the past three and five years as of the writing of this letter. It does not have to be this way, but we fear that the closely held nature of the company is impeding performance.

It became evident to us in the last number of quarters that a substantial portion of your limited partnership investments are directed to entities that are partially owned by insiders. These insiders receive fee income from the limited partnerships. One particular investment is of concern. At year-end 2007 BWINB had $45 million invested in New Vernon India Fund, a limited partnership partly owned by affiliates. We are frankly surprised that you would not be frightened to proceed in such a way, as this investment represented nearly 12% of 2007 Shareholder Equity of $381M. This investment, which, according to your comments on the last conference call, has slightly underperformed a relevant index, should frighten investors in that it is highly volatile, too large a percentage of your investment capital, and partially stewarded by affiliates. Why are we stretching? Are we a fund-of-funds or an insurance company? Are the appropriate Board members recusing themselves when deliberations take place regarding investment allocation? What on earth is going on? While we are not at this point suggesting that any impropriety has taken place, we nevertheless strongly suggest that interested parties be excused from the process of allocating investments to affiliated entities. Further, we suggest that an independent entity be appointed to run your investment book.

We hope that this letter does not make you recoil in anger such that you produce an array of charts, statistics, and other mechanisms to defend what is clearly poor stock performance and a senseless balance sheet; we do not wish to engage in a rancorous battle of endless press releases. We just want our Board and management to stop getting in the way of the stock trading for what it is worth, which we think is substantially more than the current price. If some of our numbers are a bit off we are happy to be edified, but we would be surprised if anyone could produce evidence that your current balance sheet makes any sense. Rather, we request that you immediately engage in some corporate introspection. More specifically, we request that you immediately engage an independent committee of directors to explore alternatives to maximize shareholder value, which alternatives should include a sale of the company and/or special dividends designed to normalize your balance sheet. We think the independent committee should be advised by an investment bank. BWINB’s record of acquisitions is not yet proven, particularly in light of the lackluster results of your Paladin efforts, so we would request that more direct actions are taken to bring your stock performance up to par. The fact that insiders control the stock through Class A shares does not relieve such insiders from taking vigorous efforts to exercise their fiduciary duties with care and with a sense of urgency. Parenthetically, we would not have written this letter if our recent efforts to engage in dialogue regarding the capital allocation process at BWINB were not ignored. We tried recently to discuss our frustration with BWINB’s Chairman, but he simply would not comment except to say that he disagrees with us and that the Board has heard our comments and will take them under consideration. We hope this means that you will consider a large special dividend or sale of the company.

We bought your stock two years ago because we were attracted to the upside possibilities associated with an overcapitalized insurance company with a solid history of underwriting profits. We thought the new generation of Board members and management would usher in positive change in order to create an exciting and dynamic company. So far, we are wrong. It is not too late to make money for shareholders. We request that the Board of Directors of Baldwin & Lyons immediately agree to a meeting with us so that we can discuss the contents of this letter and our view on steps that BWINB can take to increase shareholder value.

Very truly yours,

/s/ Gideon J. King

GIDEON J. KING

	A.M. Best		Stat	NPW/	(A) Inv	(B) Adj		Debt/	3 Yr	5 Yr
FY 2007	Rating	NPW	Surplus	Surplus	Assets	Reserves	A/B	Capital	Return	Return
Baldwin & Lyons	A+	170	472	36%	646	268	2.4	0%	3%	30%

National Interstate	A	272	182	149%	493	348	1.4	7%	16%	n/a

RLI Corp.	A+	539	752	72%	1,858	1,131	1.6	14%	15%	87%

Hallmark Financial	A-	199	132	151%	413	223	1.9	25%	73%	203%

Mercer Insurance Group	A	160	123	130%	364	279	1.3	12%	36%	73%

								S&P 500	27%	70%

AVG Excl BWINB				125%			1.6	15%

Item 5.	Interest in Securities of the Issuer

(a)	The persons reporting hereby owned the following shares of Common Stock as of May 20, 2008.

Shares of Common Stock
Loeb Arbitrage Fund	215,519
Loeb Partners Corporation**	179,780
Loeb Offshore Fund Ltd.	49,084
Loeb Marathon Fund LP	67,141
Loeb Marathon Offshore Fund, Ltd.	45,311
Loeb Arbitrage B Fund LP	83,315
Loeb Offshore B Fund Ltd.	33,994

Total	674,144

The total shares of Common Stock constitute 5.35% of the 12,592,555 outstanding shares of Common Stock as reported by the issuer.

**Shares of Common Stock purchased for accounts of customers of Loeb Partners Corporation as to which it has investment discretion.

(b)	See paragraph (a) above.

(c)	The following purchases and sales (-) of Common Stock have been made in the past 60 days:

Purchases and Sales (-) of Common Stock

Holder	Date	Shares	Average Price
Loeb Partners Corp.**	4/14/2008	-655	24.5
	4/15/2008	-1,185	24.7
	4/16/2008	-2,114	25.0
	4/17/2008	-2,834	25.3
	4/17/2008	-1,663	25.6
	4/18/2008	-2,145	25.4
	4/21/2008	-1,614	25.1
	4/22/2008	-2,145	25.1
	4/23/2008	-29	24.3
	4/24/2008	-2,145	24.0
	4/24/2008	-364	25.0
	4/25/2008	-1,462	24.4
	4/28/2008	-801	24.5
	4/29/2008	-622	24.1
	5/1/2008	-4,065	23.5
	5/12/2008	-116	22.8
	5/13/2008	-600	23.3
	5/14/2008	-136	23.2
	5/19/2008	-800	21.8
	5/20/2008	-49	21.4

Holder	Date	Shares	Average Price
Loeb Arbitrage Fund	4/14/2008	-715	24.5
	4/15/2008	-1,293	24.7
	4/16/2008	-2,306	25.0
	4/17/2008	-1,414	25.6
	4/17/2008	-3,126	25.3
	4/23/2008	-100	24.3
	4/24/2008	-419	25.0
	5/12/2008	-373	22.8
	5/13/2008	-717	23.3
	5/14/2008	-435	23.3

Holder	Date	Shares	Average Price
Loeb Offshore Fund	4/14/2008	-163	24.5

	4/15/2008	-295	24.7
	4/16/2008	-525	25.0
	4/17/2008	-368	25.6
	4/17/2008	-712	25.3
	4/23/2008	-20	24.3
	4/24/2008	-95	25.0
	5/12/2008	-73	22.8
	5/13/2008	-163	23.3
	5/14/2008	-86	23.3

Holder	Date	Shares	Average Price
Loeb Arbitrage B Fund LP	4/14/2008	-277	24.5
	4/15/2008	-500	24.7
	4/16/2008	-892	25.0
	4/17/2008	-1,209	25.3
	4/17/2008	-625	25.6
	4/23/2008	-37	24.3
	4/24/2008	-162	25.0
	5/12/2008	-145	22.8
	5/13/2008	-277	23.3
	5/14/2008	-171	23.3

Holder	Date	Shares	Average Price
Loeb Offshore B Fund Ltd.	4/14/2008	-113	24.5
	4/15/2008	-204	24.7
	4/16/2008	-364	25.0
	4/17/2008	-493	25.3
	4/17/2008	-255	25.6
	4/23/2008	-14	24.3
	4/24/2008	-66	25.0
	5/12/2008	-55	22.8
	5/13/2008	-113	23.3
	5/14/2008	-65	23.3

Holder	Date	Shares	Average Price
Loeb Marathon Fund	3/25/2008	-645	25.5
	3/26/2008	-1,571	25.5
	3/28/2008	-793	25.4
	3/31/2008	-451	25.8
	4/01/2008	-969	25.8
	4/02/2008	-1,696	25.8

	4/03/2008	-1,779	25.8
	4/04/2008	-1,160	25.8
	4/07/2008	-41	25.6
	4/14/2008	-222	24.5
	4/15/2008	-402	24.7
	4/16/2008	-716	25.0
	4/17/2008	-971	25.3
	4/17/2008	-501	25.6
	4/24/2008	-130	25.0
	5/13/2008	-223	23.3

Holder	Date	Shares	Average Price
Loeb Marathon Offshore Fund	3/25/2008	-417	25.5
	3/26/2008	-1,005	25.5
	3/28/2008	-507	25.4
	3/31/2008	-288	25.8
	4/01/2008	-620	25.8
	4/02/2008	-1,085	25.8
	4/03/2008	-1,138	25.8
	4/04/2008	-742	25.8
	4/07/2008	-27	25.6
	4/14/2008	-150	24.5
	4/15/2008	-271	24.7
	4/16/2008	-483	25.0
	4/17/2008	-655	25.3
	4/17/2008	-338	25.6
	4/24/2008	-88	25.0
	5/13/2008	-150	23.3

_____________________

** Shares of Common Stock purchased for accounts of customers of Loeb Partners Corporation as to which it has investment discretion.

All reported transactions were effected on NASDAQ.

(d)	Not Applicable.

(e)	Not Applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOEB PARTNERS CORPORATION

Date: May 20, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Senior Vice President

LOEB ARBITRAGE FUND
By: LOEB ARBITRAGE MANAGEMENT, INC., G.P.

Date: May 20, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE FUND LTD.

Date: May 20, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB ARBITRAGE B FUND LP
By: LOEB ARBITRAGE B MANAGEMENT, LLC, G.P.

Date: May 20, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB OFFSHORE B FUND LTD.

Date: May 20, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON FUND LP
By: LOEB ARBITRAGE MANAGEMENT, INC., G.P.

Date: May 20, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President

LOEB MARATHON OFFSHORE FUND, LTD.

Date: May 20, 2008	By:	/s/ Michael S. Emanuel
Michael S. Emanuel
Vice President